FPL
                                                                           GROUP


FPL Group, Inc.
Fact Sheet
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FPL Group, Inc. (NYSE: FPL) is one of the largest providers of electricity-related services in the United States. The company employs approximately 11,350 people and has operations in 17 states. The company is recognized as having world-class power generation operations, with an impressive environmental record. Annual revenues in 1999 exceeded $6 billion.

Its principal subsidiary, Florida Power & Light Company, serves more than seven million people along the eastern seaboard and southern portion of Florida. Founded in 1925, FPL delivers power from 34 major generating units, plus non-utility sources, over approximately 66,000 miles of electric lines. The utility expects customer accounts and usage per customer to grow a total of 4 percent annually over the next several years. FPL electric rates are lower than any major investor-owned electric utility in Florida and 15 percent lower than the industry average.

FPL power plants have a current generating capacity of 16,444 megawatts (MW). By 2003, the company will have added nearly 2,100 megawatts to its capacity by repowering four older oil-fired power plants with high-efficiency, gas-fired combined-cycle generators. It is also adding 636 MW of single-cycle units by 2003 to meet customer demand during high electricity usage periods.

Since the early 1990s, FPL Group has focused on reducing costs, improving quality and customer satisfaction, and investing outside of Florida in environmentally favored generation technologies. As a consequence, the company is one of the largest, cleanest, most efficient and financially sound providers of electricity in the country.

FPL Energy, its independent power production subsidiary, was formed in 1998 and operates in 15 states. With a 4,165 net-megawatt portfolio of generation units, FPL Energy produces 85 percent of its electricity from clean natural gas or renewable energy sources such as wind, hydro and solar. It has announced plans to build plants that would add more than 2,000 MW to its operations by 2003.

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FPL Group Affiliates

     o Florida Power & Light Company - one of the largest electric utilities in the U.S., serving 3.8 million customer accounts in Florida.

     o FPL Energy LLC - an independent power production subsidiary that produces electricity from clean and renewable fuels and has plants in operation, construction or development in 15 states.

     o FPL FiberNet LLC - a wholly owned subsidiary offering fiber optic capacity in Florida on a wholesale basis. Formed in January 2000, the company operates a 1,600-mile fiber optic network in Florida and is building intra-city networks to serve Florida's top 15 metropolitan markets.

     o Energy Marketing & Trading - a division of FPL and one of the top ten physical power marketers in the U.S. Its activities are focused on enhancing the performance of FPL and FPL Energy, and its trading is principally around company-owned generating assets.

FPL and the Environment

Generating power to meet increasing demand brings with it a responsibility to respect our world's ecosystem - the land, air, water and life that surround us.

As one of the cleanest and most efficient utilities in the world, the company strives for continuous improvement. Along with its commitment to produce power in a manner that is sensitive to the environment, the company takes responsibility to restore and maintain the natural environment in which its facilities are located and where its employees and customers live.

One of the pillars of FPL's environmental efforts is its programs to protect endangered species. At several power plant sites, FPL maintains active programs for protecting endangered or threatened species, such as the American , the Florida manatee, the southern bald eagle, wood storks, sea turtles and the Florida .


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Financial Highlights

  FINANCIAL RESULTS                                     1999             1998
  (in millions, except per share amounts)

  Operating Revenues                                   $6,438           $6,661
  Operating Income                                       $920          $1 ,252
  Net Income                                            $681*             $664
  Earnings Per Share                                   $3.98*            $3.85
  Cash Flows From Operating Activities                 $1,563           $1,743
  Total Assets                                        $13,441          $12,029
  COMMON STOCK DATA
  Average Shares Outstanding**                            171            172.5
  Dividends Per Share                                   $2.08            $2.00
  OPERATING DATA
  Energy Sales (millions KWh)                          88,067           89,362
  Customers (thousands)                                 3,800            3,680
             Residential                                  56%              57%
             Commercial                                   37%              36%
             Industrial                                    3%               3%
             Other                                         4%               4%
  Employees                                            10,717           10,375


*Excludes non recurring items
** Net of unallocated ESOP shares


FPL Group Executive Team

     o    James L. Broadhead, Chairman and Chief Executive Officer
     o    Paul Evanson, President, Florida Power & Light Company
     o    Lewis Hay III, President, FPL Energy


FPL Group, Inc.

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         Corporate Offices                             Lisa Kuzel
         700 Universe Blvd.                   Director, Investor Relations
           P.O. Box 14000                        Phone: (561) 694-4697
   Juno Beach, Florida 33408-0420                 Fax: (561) 694-4620
        Phone (561) 694-4000                   email: lisa_kuzel@fpl.com
          www.fplgroup.com

                                                    Media Relations
                                                 Phone: (305) 552-3888
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